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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 1-11345

                          Capstone Capital Corporation
             (Exact name of registrant as specified in its charter)

                       1000 Urban Center Drive, Suite 630
                            Birmingham, Alabama 35242
                                 (205) 967-2092
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $.001 par value
           8 7/8% Series A Cumulative Preferred Stock, $.001 par value
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]        Rule 12h-3(b)(1)(ii)          [ ]
         Rule 12g-4(a)(1)(ii)     [ ]        Rule 12h-3(b)(2)(i)           [ ]
         Rule 12g-4(a)(2)(i)      [ ]        Rule 12h-3(b)(2)(ii)          [ ]
         Rule 12g-4(a)(2)(ii)     [ ]        Rule 15d-6                    [ ]
         Rule 12h-3(b)(1)(i)      [ ]

Approximate number of holders of record as of the certification or notice date:
One

Pursuant to the requirements of the Securities Exchange Act of 1934, HR Acquisition I Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  November 3, 1998              CAPSTONE CAPITAL CORPORATION


                                      By:  /s/ ROGER O. WEST
                                           ----------------------------------
                                            Roger O. West
                                            Executive Vice President

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                          WALLER LANSDEN DORTCH & DAVIS

                    A PROFESSIONAL LIMITED LIABILITY COMPANY

                              NASHVILLE CITY CENTER
                          511 UNION STREET, SUITE 2100
                             POST OFFICE BOX 198966
                         NASHVILLE, TENNESSEE 37219-8966
FACSIMILES                       (615) 244-6380            809 SOUTH MAIN STREET
(615) 244-6804                                                    P. O. BOX 1035
(615) 244-5686                                           COLUMBIA, TN 38402-1035
                                                                  (615) 388-6031


                                November 3, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Filing Desk

         Re:      Capstone Capital Corporation
                  Commission File No. 1-11345

Ladies and Gentlemen:

         Attached for filing on behalf of Capstone Capital Corporation ("Capstone") is a copy of a Form 15 with respect to the Common Stock and 8 7/8% Series A Cumulative Preferred Stock of Capstone, which merged with a wholly owned subsidiary of Healthcare Realty Trust Incorporated. Accordingly, the registration of the Common Stock and 8 7/8% Series A Cumulative Preferred Stock of Capstone under Section 12 of the Securities Exchange Act of 1934, as amended, should be terminated.

         Should you have any questions pertaining to this filing, please call the undersigned or Theodore W. Lenz of this office at (615) 244-6380.

                                              Sincerely yours,


                                              /s/ Jennifer Clower Blankenship
                                              --------------------------------
                                              Jennifer Clower Blankenship

cc:  New York Stock Exchange
     Roger D. West, Esq.
     Theodore W. Lenz, Esq.